As filed with the Securities and Exchange Commission on March 9, 1998

                                               REGISTRATION NO. 33-
                                                                   -----------
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549
                                  ----------------

                                      FORM S-3
                              REGISTRATION STATEMENT
                                       UNDER
                            THE SECURITIES ACT OF 1933

                                  ----------------

                           RAMTRON INTERNATIONAL CORPORATION
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               (Exact name of registrant as specified in its charter)

            Delaware                                        84-0962308
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(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                    Identification Number)

    1850 Ramtron Drive, Colorado Springs, Colorado 80921   (719) 481-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ----------------

                                   L. DAVID SIKES
                              Chief Executive Officer
                         Ramtron International Corporation
                                1850 Ramtron Drive
                         Colorado Springs, Colorado 80921
                                  (719) 481-7000
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  ----------------

                                    Copies to:
                              JOHN A. ST. CLAIR, ESQ.
                              ROBERT R. JESUELE, ESQ.
                                 Coudert Brothers
                      1055 West Seventh Street, 20th Floor
                         Los Angeles, California  90017
                                (213) 688-9088

          Approximate date of commencement of proposed sale to the public:
      From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box. /   /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering. /   /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. /   /

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. /   /

CALCULATION OF REGISTRATION FEE

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Title of                             Proposed    Proposed
Each Class of                        Maximum     Maximum
Securities         Amount            Offering    Aggregate        Amount of
to be              to be             Price Per   Offering         Registration
Registered         Registered        Security    Price            Fee
------------------------------------------------------------------------------
Common Stock,
$0.01 par value      880,000(1)      $5.13(2)    $ 4,514,400      $ 1,332

Common Stock,
$0.01 par value    7,478,346(3)(4)   $5.13(2)    $38,363,915      $11,317
                                                                  -------
                                                    TOTAL         $12,649
==============================================================================
-------------

(1) Includes the registration for resale of: (i) 800,000 shares of Common Stock (subject to adjustment) of Registrant issued to certain investors in connection with a Common Stock private placement by the Registrant in December 1997 (the "Common Stock Private Placement"); and (ii) 80,000 shares of Common Stock (subject to adjustment) of Registrant issuable upon exercise of the five-year Common Stock Purchase Warrants issued to affiliates of the placement agents in connection with the Common Stock Private Placement (the "Common Stock Purchase Warrants").

(2) Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of determining the amount of the registration fee and based on the average of the high and low reported sale prices of a share of the Registrant's Common Stock as reported by The Nasdaq Stock Market on March 5, 1998.

(3) Includes the registration for resale of: Registrant's good-faith estimate of the number of shares of Common Stock of the Registrant issuable (i) upon conversion of 17,425 shares of Series A Convertible Preferred Stock (the "Series A Preferred") of the Registrant issued to certain investors in connection with a private placement by the Registrant of the Series A Preferred in February 1998 (the "Preferred Stock Private Placement"); and
(ii) upon exercise of the 1,742 five-year Preferred Stock Purchase Warrants (the "Series A Preferred Warrants") and conversion of the Series A Preferred issuable upon such exercise which were issued to affiliates of the placement agents in connection with the Preferred Stock Private Placement. The number of shares of Common Stock indicated is an estimate that assumes a Series A Preferred conversion price of $2.563 per share (which is equal to one-half of the reported closing sale price per share of Registrant's Common Stock as reported by the Nasdaq National Stock market on March 2, 1998) and is subject to adjustment in accordance with the terms of the Certificate of Designation of Registrant governing the Series A Preferred. The actual number of shares of Common Stock to be issuable upon conversion of the Series A Preferred could be materially less or more than such estimated amount depending upon factors, which cannot be predicted at this time, including, among others, the actual conversion price of the Series A Preferred and the decisions by holders of the Series A Preferred as to when to convert such securities.

(4) Pursuant to Rule 416, there are also registered for resale hereby a presently indeterminate number of additional shares of Common Stock of the Registrant issuable upon conversion of or otherwise in respect of the Series A Preferred as such number may be adjusted as a result of stock splits, stock dividends and other antidilution provisions (including the fluctuating conversion rate) with respect to the Series A Preferred.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                                         Subject to Completion
                                                         March 9, 1998
Prospectus

                         RAMTRON INTERNATIONAL CORPORATION

                          8,358,346 Shares of Common Stock

This Prospectus relates to an aggregate of 8,358,346 shares of Common Stock, par value $0.01 per share (the "Shares"), of Ramtron International Corporation (the "Company" or "Ramtron") to be offered and sold from time to time by certain stockholders of the Company (the "Selling Security Holders"). See "Selling Security Holders."

Included in the 8,358,346 Shares offered hereby by the Selling Security Holders are: (i) 800,000 Shares (subject to adjustment) which were issued by the Company in a private offering in reliance on available exemptions under the Securities Act of 1933, as amended (the "Securities Act"), to certain accredited investors in connection with a Common Stock private placement in December 1997 (the "Common Stock Private Placement"), and 80,000 Shares (subject to adjustment) which are issuable upon exercise of the Common Stock Purchase Warrants issued by the Company to six principals, each an accredited investor, of the placement agents in connection with the Common Stock Private Placement; and (ii) 6,798,673 Shares (subject to adjustment) which may be issued to certain Selling Security Holders upon conversion of the 17,425 shares of Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred"), issued by the Company in a private offering in reliance on available exemptions under the Securities Act to certain accredited investors in connection with a private placement of the Series A Preferred in February 1998 (the "Preferred Stock Private Placement"), and 679,672 Shares (subject to adjustment) issuable upon exercise of the 1,742 five-year Preferred Stock Purchase Warrants (the "Series A Preferred Warrants") and conversion of the Series A Preferred issuable upon such exercise issued by the Company in a private offering in reliance on available exemptions under the Securities Act to six principals, each an accredited investor, of the placement agent in connection with the Preferred Stock Private Placement.

In the Common Stock and in the Preferred Stock Private Placements, the Company granted certain registration rights for the benefit of the Selling Security Holders. The filing of the Registration Statement of which this Prospectus is a part, registering the resale of the Shares issued in the Common Stock Private Placement and the Shares issuable upon conversion of the Series A Preferred, upon exercise of the Common Stock Purchase Warrants and upon exercise of the Series A Preferred Warrants and conversion of the Series A Preferred issuable upon such exercise, is intended to satisfy the Company's obligations with respect to such registration rights.

The number of Shares offered hereby includes the resale of such presently indeterminable number of Shares as may be received by the Selling Security Holders upon conversion of the Series A Preferred, upon exercise of the Common Stock Purchase Warrants, and upon exercise of the Series A Preferred Warrants and conversion of the Series A Preferred issuable upon such exercise. The number of shares of Common Stock indicated is an estimate that assumes a Series A Preferred conversion price of $2.563 per share (which is equal to one-half of the reported closing sale price per share of Registrant's Common Stock as reported by the Nasdaq National Stock market on March 2, 1998) and is subject to adjustment in accordance with the terms of the Certificate of Designation of Registrant governing the Series A Preferred.

The actual number of Shares to be received by the Selling Security Holders upon conversion of the Series A Preferred could be materially less or more than such estimated amounts depending upon factors which cannot be predicted at this time, including, among others, the actual conversion prices of the Series A Preferred, and the decisions by the Selling Security Holders as to when to convert such securities, which will affect the number of shares of Series A Preferred issuable as dividends on the Series A Preferred. Moreover, depending upon the conversion price per share of Series A Preferred, the Company may be required to issue additional Shares to the investors in the Common Stock Private Placement, the resale of which additional Shares the Company has agreed to register. The presentation herein of the number of Shares offered pursuant to this Prospectus is not intended to constitute a prediction as to the future market price of the Common Stock, as to when Selling Security Holders will elect to convert their shares of Series A Preferred into Common Stock or as to whether the Company will be required to issue additional Shares to the investors in the Common Stock Private Placement. See "Selling Security Holders"; "Plan of Distribution"; "Description of Capital Stock -- Preferred Stock."

The Selling Security Holders may from time to time sell all or a portion of the Shares offered hereby in transactions at prevailing market prices on The Nasdaq Stock Market, in privately negotiated transactions at negotiated prices or in a combination of such methods of sale. The Selling Security Holders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Security Holders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). To the knowledge of the Company, no arrangements relating to the distribution of the Shares covered by this Prospectus have been entered into as of the date hereof by the Selling Security Holders. See "Plan of Distribution." The Selling Security Holders and any brokers, dealers or agents who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and the commissions paid or discounts allowed to any such brokers, dealers or agents, in addition to any profits received on resale of the Shares, if any such broker, dealer or agent should purchase any Shares as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act.

The Company will receive no proceeds from the sale of the Shares by the Selling Security Holders. See "Use of Proceeds." The Company has agreed with the Selling Security Holders to pay all expenses (other than selling commissions and fees and expenses of counsel and other advisers to the Selling Security Holders, estimated to be approximately $65,000), of registration of the Shares under the Securities Act. The Common Stock of the Company trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "RMTR." On March 2, 1998, the last reported sale price for the Common Stock as reported on The Nasdaq Stock Market was $5.125 per share.

The Shares have not been registered for sale by the Selling Security Holders under the securities laws of any state as of the date of this Prospectus. Selling Security Holders, brokers or dealers effecting transactions in the Shares should confirm the registration or qualification thereof under the securities laws of the states in which such transactions occur or the existence of any exemption from registration.


            THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK
    AND MAY RESULT IN SUBSTANTIAL DILUTION.  SEE "RISK FACTORS" COMMENCING ON
                          PAGE 4 OF THIS PROSPECTUS.

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                 OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is March 9, 1998

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                            AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company is an electronic filer and the Commission maintains a Web site that contains reports, proxy and information statements and other information that the Company files electronically with the Commission. The address of such Web site is http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                          ADDITIONAL INFORMATION

The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. The Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon the payment of the fees prescribed by the Commission.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (2) the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and
September 30, 1997; (3) the Company's Current Report on Form 8-K dated December 24, 1997; (4) the Company's Current Report on Form 8-K dated
February 4, 1998; (5) the Company's Current Report on Form 8-K dated March 4, 1998; and (6) the description of the Company's Common Stock as set forth in
Item 11 of the Company's Registration Statement on Form 10, as amended (Registration No. 0-17739). Reference is also made to the "Description of Capital Stock" in this Prospectus for a current description of the Company's Series A Preferred.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Shares registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921, Attention: Chief Executive Officer (Telephone: (719) 481-7000).

       SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, concerning, but not limited to, future operating results and business plans of the Company, that involve risks, uncertainties and other factors (including, without limitation, those factors discussed under "Risk Factors") which may cause the Company's actual results, performance or financial condition to differ materially from those discussed in this Prospectus and the documents incorporated by reference herein. Any such forward-looking statements are expressly qualified in their entirety by this cautionary notice. From time to time the Company details other risks with respect to its business and financial results and condition in its filings with the Commission.

                                THE COMPANY

The Company was incorporated under the name "Amtec Securities Corporation" in January 1984 and changed its name to "Ramtron International Corporation" in January 1988. The Company designs, develops, manufactures and markets high-performance specialty semiconductor memory devices. The Company has two product lines, ferroelectric nonvolatile random access memory (FRAM(registered trademark)) products and high-speed dynamic random access memory products, called Enhanced-DRAM (EDRAM(registered trademark)) products. The Company's executive offices are located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921, and its telephone number is (719) 481-7000. The Company has two wholly owned subsidiaries, Enhanced Memory Systems, Inc. ("EMS"), which was established in May 1995, and Ramtron Kabushki Kaisha ("Ramtron K.K."), which was established in July 1996. The Company formed EMS to operate its EDRAM business. The Company formed Ramtron K.K. to perform sales and marketing functions within Japan for the Company's products and to act as a liaison between the Company and its Japan alliance partners. To date, Ramtron K.K. has had limited operations.

                                 RISK FACTORS

An investment in the Shares offered hereby involves a high degree of risk. The following factors, together with the other information set forth or incorporated by reference in this Prospectus, should be considered carefully in evaluating the Company and its business before investing in the Shares offered hereby.

SUBSTANTIAL WORKING CAPITAL NEEDS; DEPENDENCE ON STOCKHOLDER FINANCING. Since its inception, because revenues generated from operations and licensing have been insufficient to fund operations, the Company has depended for funding principally on its stockholders, and in particular from 1989 until February 1995 on Oren L. Benton ("Benton"), a former principal stockholder and director and the former Chief Executive Officer of the Company, and since 1989 on the National Electrical Benefit Fund (the "Fund"), a principal stockholder of the Company. Benton and the Fund financed the Company's cash flow requirements through equity investments and loans, most of which were subsequently converted into equity. As a result of Mr. Benton's bankruptcy in 1995, the Company ceased to rely on Mr. Benton as a source of financing. The Company also raised funds through the private placement of convertible preferred stock in 1993, all of which has been converted into Common Stock.
In 1995, the Company entered into a Debt Conversion Agreement providing for
(i) the conversion into equity of an aggregate of approximately $24 million of the Company's outstanding debt held collectively by Mr. Benton, the Fund and BEA Associates, Inc. ("BEA") (as the holder by assignment of a note issued by the Company to Mr. Benton in 1992 in the original principal amount of $12 million), and (ii) a new loan facility between the Company and the Fund (the "Fund Credit Facility") of up to $12 million (which included $3 million made available under a credit facility the Fund had provided to the Company in March 1995). In December 1995, additional outstanding debt of the Company held by Mr. Benton in the amount of approximately $2.7 million was also converted into equity pursuant to the Debt Conversion Agreement. During 1996 and 1997, the Company's borrowings under the Fund Credit Facility increased to a total principal and accrued interest amount outstanding on December 31, 1997, of approximately $6.5 million. In December 1997, the Company sold approximately $4 million of Common Stock, and in February 1998, the Company sold approximately $17.4 million of Series A Preferred, to certain institutional investors in separate private placements in order to obtain funds for working capital and general corporate purposes.

Based on the Company's capital resources as of December 31, 1997, and the proceeds from the recent sale of Series A Preferred, and expected operating costs and cash flows from product sales and licensing revenues, the Company expects to be able to fund its operations through at least year-end 1998. All amounts outstanding under the Fund Credit Facility, repayment of which is secured by liens on the Company's facility and certain other of its assets, are due and payable on June 30, 1998. The Company has requested an extension of the payment date or conversion into equity of amounts outstanding under the Fund Credit Facility. If such extension is not granted and the conversion into equity is not made by the Fund, the Company will have to repay all principal and accrued interest under the Fund Credit Facility, which will use a substantial portion of the Company's capital resources. In view of the Company's expected future working capital requirements in connection with the manufacturing, production and sale of its FRAM and EDRAM products, the Company's projected continuing research and development expenditures and the current repayment requirements of the Fund Credit Facility, the Company may be required to seek additional equity or debt financing after 1998. There is no assurance, however, that the Company will be able to obtain such financing on terms acceptable to the Company, or that the Fund will agree to an extension of the payment date, or conversion into equity of amounts owed, under the Fund Credit Facility. Any issuance by the Company of common or preferred stock in order to obtain additional funding could result in the further dilution of existing stockholders' interests in the Company. If the Company requires additional financing in the future and if financing acceptable to the Company is not available, the Company would not be able to implement its current business strategy and the Company's business, operating results and financial condition would be materially adversely affected.

HISTORY OF LOSSES; ANTICIPATED LOSSES. The Company has been engaged in the research and development of its ferroelectric technology and FRAM products since 1984 and has had since its inception only limited revenues related to such technology and products, principally from development and license agreements. In 1996 and 1997, the Company generated most of its product revenues from the sale of its EDRAM products, which do not utilize the Company's ferroelectric technology. As a result of its limited revenues and the substantial ongoing product research and development costs associated with the Company's efforts to develop commercial manufacturing capabilities for its FRAM products and the design and development of its EDRAM products, the Company has incurred significant losses. The Company incurred a net loss for 1996 and 1997 of $5.7 million and $8.9 million, respectively. As of December 31, 1997, the Company had an accumulated deficit of $138.8 million.

There can be no assurance that the Company will achieve or sustain profitability in the future. The Company's future revenues and its potential profitability will depend on various factors, some of which are outside the Company's control, including (i) the timely completion of the development and qualification for manufacturing of the Company's higher-density FRAM products (i.e., FRAM products with memory capacities of 256-kilobits and greater);
(ii) wider customer acceptance of its EDRAM and FRAM products; (iii) the Company's ability to manufacture its FRAM products on a cost-effective and timely basis at its own facility and through alliance foundry operations and its ability to obtain sufficient cost-effective manufacturing capacity for its EDRAM products from its contract manufacturers; (iv) the availability and related costs of future financing; and (v) factors not directly related to the Company, such as market conditions, competition, technological developments, product obsolescence and changing needs of potential customers in the semiconductor industry in general. The semiconductor memory products market has a history of declining average unit sales prices. Although the Company's EDRAM products in 1996 and 1997 have not been subject to the extent or rapidity of the price decline of standard memory products such as DRAMs, future declines in average selling prices of the Company's EDRAM products may surpass the rate at which the Company can reduce per unit manufacturing costs, which could materially adversely affect its cash flows, results of operations and financial condition.

The Company has historically experienced significant quarterly fluctuations in revenues and operating results and anticipates that such fluctuations will continue. The Company attributes these fluctuations in part to unpredictable product order flows, variations in the timing and receipt of license fees (which depend on, among other factors, the Company and its licensees achieving certain technological milestones) and the lead time required for the Company's products to be incorporated in customers' product designs and for such products to achieve market penetration.

LIMITED MARKET ACCEPTANCE OF PRODUCTS; EDRAM CUSTOMER CONCENTRATION. Assuming that the Company can generate cash flows from product sales and licensing revenues and, if required, can continue to obtain financing on acceptable terms sufficient to meet its working capital requirements, of which there can be no assurance, the Company's success will be dependent on the extent to which its FRAM and EDRAM products are accepted in the marketplace and the time required to achieve such acceptance. As with other new products designed to replace existing products and change product designs, potential customers may be reluctant to integrate the Company's products into their systems unless the products are proven to be both reliable and available at a competitive price and in an assured quantity, preferably from multiple sources. Even assuming product acceptance, certain of the Company's customers may be required to redesign their systems to use the Company's products effectively. The time necessary for such redesign (which in some instances can be substantial and is not subject to the Company's control) could delay or prevent substantial market acceptance of the Company's products. A lack of, or delay in, market acceptance of one or more of the Company's products could adversely affect the Company's cash flow, operating results and financial condition. The Company's product sales in 1996 were $1.9 million from FRAM products and $16 million from EDRAM products. For 1997, the Company's product sales were $1.6 million from FRAM products and $13 million from EDRAM products. The Company cannot give assurance of the flow or size of future product orders or when revenues from any such sales will be recognized. More than 50% of the Company's EDRAM product sales in 1997 were to the Company's top three customers. As a result of the concentration of the Company's EDRAM customer base, any substantial reduction or cancellation of business from any of those customers or any significant decrease in the prices of EDRAM products sold to them could have a material adverse effect on the Company's cash flow, operating results and financial condition.

DEPENDENCE ON SUCCESSFUL DEVELOPMENT OF COMMERCIAL PRODUCTS. As indicated above, the Company has two lines of products, consisting of its FRAM products and its EDRAM products, and its success will depend on its ability to develop, manufacture and market FRAM and EDRAM products that address customer requirements and compete effectively on the basis of price, performance and reliability. This is especially true with respect to the development of the Company's FRAM products. The Company faces substantial product-related risks, including the risk that commercially acceptable new FRAM products cannot be successfully or timely developed and produced and that significant delays and increased costs will be encountered in manufacturing such products in commercial volumes. The development of new products by the Company and their "design-in" to customers' systems can be both time consuming and costly. New product development requires a long-term forecast of market trends and customer needs and often a substantial commitment of capital resources with no assurance that such products will be commercially viable.

The Company has experienced significant obstacles in producing acceptable product yields from the integration of its ferroelectric technology with wafer underlayers using the CMOS process technology. The Company therefore has entered into strategic alliances with companies with advanced semiconductor manufacturing processes and facilities to help overcome these obstacles. To date, the Company is producing in commercial quantities eight versions of 4-kilobit and 16-kilobit FRAM products and three custom radio frequency identification device ("RF/ID") FRAM products ranging in densities from one to sixteen kilobits. The Company and its strategic licensees are continuing their efforts to obtain acceptable manufacturing product yields of, and to qualify for production in commercial volumes, additional FRAM products. The Company is also working to qualify for commercial production by its strategic licensees certain of the Company's existing FRAM products that it currently manufactures at its Colorado Springs facility. Based on the information available to it, the Company believes that its strategic licensees are continuing efforts to develop and qualify, and are at various stages of development and qualification of, lower-density and higher-density FRAM products for commercial production. The Company cannot, however, provide any assurance regarding dates of final qualification or of commercial production of such products due to uncertainties in the qualification and production processes relating to both its own and its strategic licensees' manufacture of the Company's FRAM products. The Company's inability to develop and commercialize high-density FRAM products, or to overcome other obstacles it may encounter in FRAM product development, may significantly limit the commercial potential of FRAM products given the rapid technological progress in the development of competing products having substantially higher densities than the Company's FRAM products.

New designs, materials development and process technology will be required to achieve higher-density FRAM products. The Company's current low-density FRAM products are designed and manufactured at the Company's Colorado Springs facility using a 1.0 micron manufacturing process. To achieve memory capacities of 256-kilobits and greater, the Company and its strategic licensees will have to make a transition to sub-micron designs. The Company believes that its transition to smaller design parameters will be important for it to produce FRAM products meeting marketplace demands. To the extent this transition cannot be successfully implemented or is substantially delayed, the Company's operating results could be materially adversely affected. The Company's existing manufacturing equipment is not capable of producing sub-micron designed, high-density products. Therefore, the Company must rely solely on its existing and future alliance partners' manufacturing facilities to produce such sub-micron FRAM products on behalf of the Company. All FRAM products to be manufactured by the Company's existing alliance partners will be manufactured using sub-micron designs, although no such products have been manufactured in commercial quantities to date. There can be no assurance that the Company will be able to find additional alliance partners on acceptable terms. There also can be no assurance that the Company or its alliance partners will be able to develop and produce higher-density FRAM products profitably and, if so, when such products will be available in commercial quantities.

The Company's success in increasing sales of its EDRAM products depends principally on the products continuing to meet customer requirements and to provide price-performance advantages over competing products. Manufacturers of such competitive semiconductor memory products, many of which have substantially greater financial, engineering, manufacturing and marketing capabilities than the Company, regularly announce new, more advanced competitive products. The Company's continued ability to generate revenues from the sale of EDRAM products will depend on its successful development, manufacture and marketing of new EDRAM products with improved price-performance characteristics and the reduction of its EDRAM product manufacturing costs, of which there can be no assurance.

MANUFACTURING CAPABILITY. The Company's revenues, as well as its ability to achieve profitability over the next few years, will depend substantially on its and its outside manufacturers' abilities to manufacture products cost-effectively and on the Company's ability to obtain from its outside manufacturers sufficient commercial volumes of products to fulfill customers' orders timely and profitably. Even if the Company's FRAM and EDRAM products currently in development are developed to a point of commercialization, of which there can be no assurance, the Company does not anticipate that it will have sufficient capital resources in the near-term to construct fabrication facilities for the manufacture of higher-density FRAM products or any EDRAM products in commercial volumes. The Company will therefore be dependent on its strategic licensees, its current outside manufacturers, and any future contract manufacturers it may be able to retain, to develop and make available to the Company adequate product manufacturing capability on terms acceptable to the Company and consistent with the Company's license agreements with such licensees. Manufacture of the Company's FRAM products is highly complex and extremely sensitive to many factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel, materials and equipment involved with the production process. Often, new semiconductor product manufacturing processes experience low production yields for a significant period of time, and the Company and its licensees have experienced substantial production delays and difficulties in achieving acceptable FRAM product production yields and product output.
The Company and its strategic licensees must continue to improve production yields in order to decrease production costs to a level that permits the Company's FRAM products to be sold at a price that is both competitive and profitable. To the extent the Company and its outside manufacturers, including its licensees, are not able to achieve consistently acceptable manufacturing yields, of which there can be no assurance, the Company's ability to market and sell its products and its cash flow, operating results and financial condition will be materially adversely affected.

DEPENDENCE ON SUPPLIERS AND THIRD-PARTY MANUFACTURERS. For its internal lower-density FRAM product manufacturing needs, the Company currently obtains CMOS silicon wafer underlayers from a single supplier. The Company intends to rely for high-volume manufacturing of FRAM products on the advanced semiconductor manufacturing processes and facilities of companies with which it has entered into strategic alliances, including Rohm Company Limited ("Rohm"), Hitachi Ltd. ("Hitachi"), Toshiba Corporation ("Toshiba") and Fujitsu Limited ("Fujitsu"). Although the Company believes that development and qualification of FRAM products for commercial production is progressing with each of its current strategic alliance partners, significant delays in commencement of commercial production of FRAM products and difficulties in obtaining acceptable product yields have been encountered by its current strategic alliance partners and there is no assurance that any of these strategic alliance partners will commence volume manufacturing of FRAM products for the Company or alternatively be a long-term supplier of FRAM products to the Company for resale. Existing agreements with the Company's alliance partners do not require them to manufacture FRAM products in any specified or minimum quantities. The Company has not yet entered into a foundry supply agreement with Hitachi, Toshiba or Fujitsu, although certain parameters of such supply agreements are set forth in the Company's license agreements with those companies, and the Company believes that such parameters could be helpful to the Company in negotiating the specific terms of the supply agreements. In the case of Toshiba, a foundry supply agreement was previously expected to be entered into by August 1996; however, that time frame was extended by the parties, and the Company expects discussions to continue once Toshiba further develops its product specification and manufacturing plan. In the case of Hitachi and Fujitsu, discussions regarding foundry supply agreements are expected to commence once engineering samples of FRAM products are available for shipping. The Company has placed an initial production order with Rohm for delivery of lower-density FRAM products produced in Rohm's manufacturing facility, and the Company expects deliveries in fulfillment of that order to begin in 1998. No assurance can be given by the Company with respect to the terms of the supply of products, or the timing thereof, that will be made available to the Company under any foundry supply agreements ultimately entered into with its strategic licensees.

Because the Company does not purchase underlayers in large volumes for its internal production of lower-density FRAM products, the Company is subject to higher prices, limits on the availability of manufacturing capacity and less reliable delivery schedules than high-volume purchasers and therefore the cost of the Company's FRAM products continues to be high compared to competing products. The Company has been, and expects for the near-term future to continue to be, limited in its ability to market to high volume users of nonvolatile memory storage devices in the absence of a second-source manufacturer and as a result of the current cost of the Company's currently available FRAM products. The Company's current internal manufacturing low volume requirements, coupled with the costs associated with developing the maskwork to qualify additional wafer suppliers, limits the ability of the Company to expand its wafer supply resources in the near term in order to reduce the per unit cost of manufacturing its FRAM products. When wafers or other raw materials are not available in sufficient amounts or of adequate quality, the Company has experienced, and could experience in the future, delays, expenses and lost sales while it locates and qualifies alternative suppliers. During 1997, the Company's results of operations and level of its sales of low-density FRAM products were not materially adversely affected as a result of any delays, expenses or lost sales due to a scarcity of foundry services, the need to qualify additional wafer suppliers or a lack of wafers or other raw materials, although the Company believes that further delay in its strategic licensees' commencement of manufacturing of FRAM products for supply to the Company could have material adverse effects on the development of a viable market for the Company's FRAM products. As a result of the Company's relatively low levels of FRAM product sales, it has had to pay, and until its FRAM products are manufactured in significantly higher volumes expects to continue to pay, relatively high prices for the assembly and testing of its FRAM products.

Nippon Steel Semiconductor Co. Ltd. ("Nippon Steel") and IBM Corporation ("IBM") are currently the only manufacturers commercially producing EDRAM products for the Company. The Company holds EDRAM products produced by Nippon Steel and IBM in inventory, which it uses to fulfill commercial orders from its customers. Nippon Steel produces only 4-megabit EDRAM products, the market demand for which has declined as higher-density competitive products have become generally available. To date, the Company has entered into manufacturing agreements with IBM and Siemens Semiconductors ("Siemens") to manufacture its 16-megabit EDRAM products, and the Company does not expect to qualify Nippon Steel for manufacture of such products. During 1997, the Company was able to fulfill all of the commercial demand for its 4-megabit EDRAM products with products supplied by Nippon Steel and IBM. Due to the high capital costs and manufacturing complexities associated with commercial production of specialty semiconductor products, the Company expects to be dependent in the foreseeable future on outside manufacturers for both its FRAM and EDRAM products, except for the limited volume of low-density FRAM products it intends to continue to produce at its Colorado Springs facility. The Company's reliance upon outside suppliers and manufacturers involves several risks, including reduced control over the availability of products, delivery schedules, pricing and quality.

PATENT INTERFERENCE PROCEEDING. A patent interference proceeding, which was declared in 1991 in the United States Patent and Trademark Office (the "Patent Office") between the Company, National Semiconductor Corporation ("National") and the Department of the Navy in regard to one of the Company's issued United States patents, is continuing. The Patent involved covers a basic ferroelectric memory cell design invention the Company believes is of fundamental importance to its FRAM business in the United States. An interference is declared in the Patent Office when two or more parties each claim to have made the same invention. The interference proceeding is therefore conducted to determine which party is entitled to the patent rights covering the invention. In the present interference contest, the Company is the "senior" party, which means that it is in possession of the issued
United States Patent and retains all rights associated with such patent. The other two parties involved in the interference are the "junior" parties, and each has the burden of proof of convincing the Patent Office by a preponderance of the evidence that it was the first to invent the subject matter of the invention and thus is entitled to the corresponding patent rights. Only the Company and National filed briefs in this matter. Oral arguments were presented before the Patent Office on March 1, 1996.

The Patent Office decided the interference on May 6, 1997, holding that all of the claims were patentable to National, one of the "junior" parties. The other "junior" party, the Department of the Navy, was not granted any patent claims pursuant to the interference proceedings. On June 20, 1997, the Company filed a Request for Reconsideration with the Patent Office concerning the interference decision. Pursuant to the Request for Reconsideration, the Company requested that four separate issues be reconsidered because, from the Company's perspective, they were either ignored or misconstrued in the original decision. A decision on the Request for Reconsideration is expected in the near future. The Company has the right to appeal, and plans to appeal, any adverse decision of the Patent Office to the Federal District Court and then, if necessary, to the Court of Appeals for the Federal Circuit. The Company remains in possession of the issued United States Patent and retains all rights associated with such patent while it pursues its appeal options. The "junior" party has received no rights associated with this patent decision and will not receive any such rights as long as the appeal process continues.

If the Company's patent rights which are the subject of the interference proceeding are ultimately lost or significantly compromised, the Company would be precluded from producing FRAM products in the United States using the Company's existing design architecture, absent being able to obtain a suitable license to exploit such rights. If such patent rights are ultimately awarded to National, and if a license to such rights is not subsequently entered into by the Company with National, National could use the patent to prevent the manufacture, use or sale by the Company within the United States of any products that come within the scope of such patent rights, which would include all FRAM products as currently designed, and which would materially adversely affect the Company. The Company has vigorously defended its patent rights in this interference contest and will continue such efforts. The Company is uncertain as to the ultimate outcome of the interference proceeding, as well as to the resulting effects upon the Company's financial position or results of operations.

LITIGATION. The Company is a defendant in a lawsuit filed in October 1997, by the Trustee of the NTC Liquidating Trust against Brown Brothers Harriman, Citibank, N.A., the Company's transfer agent, and the Company in the Benton Bankruptcy Court proceedings. The Trustee's claim seeks damages in the amount of $4.9 million and, alternatively, 523,127 shares of Common Stock. Summarily stated, the Trustee's claim is based on allegations that Benton and affiliated persons caused shares of Common Stock to be converted, concealed, or wrongly transferred in violation of the automatic stay in effect as a result of the Benton bankruptcy filing. The Company believes that it was not involved in the disputed transfer or concealment, has no direct liability to the NTC Trustee, and that it has adequate defenses to any liability as indemnitor of its transfer agent in the circumstances. The Company has moved to have the NTC Trustee's claim dismissed. If the NTC Trustee's claim were to result in a judgment against, or is ultimately required to be satisfied by, the Company, the payment of damages could have a materially adverse effect on the Company or the issuance of shares of Common Stock in the amount sought could materially dilute the Company's common stockholders.

COMPETITION. The semiconductor industry is intensely competitive. The Company's FRAM and EDRAM products experience intense competition from numerous domestic and foreign companies. The Company may be at a disadvantage in competing with many of these competitors having significantly greater financial, technical, manufacturing and marketing resources, as well as more diverse product lines that can provide cash flows counter cyclical to fluctuations in semiconductor memory operations, than the Company. The Company considers its FRAM products to be competitive with existing nonvolatile memory products such as EEPROM, Battery Backed Static RAM ("BBSRAM") and Nonvolatile RAM ("NVRAM") products in low density applications. Although nonvolatile Flash memory products are important in the high-density memory product market, the Company's products do not currently compete in that market. Both low-density and high-density nonvolatile memory products are manufactured and marketed by major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities (e.g., SGS-Thomson Microelectronics NV, Motorola, Inc. and Hitachi) and by specialized product companies (e.g., Dallas Semiconductor, Atmel Corp., Microchip Technology Inc., Xicor Inc., Rohm and Benchmarq Microelectronics Inc.).

Numerous companies, including major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities, manufacture DRAM products. Because the Company's EDRAM products have certain higher performance characteristics than standard DRAM products, however, the Company considers only high-speed "specialty" DRAM products (such as SDRAM, CDRAM, RDRAM, fast SRAM, VCRAM and MDRAM products manufactured by companies such as Fujitsu, Mitsubishi Electric Corporation, Rambus (through licensees), LG Semicon Co. Ltd., NEC Corporation and Micron Technology, Inc.) to be competitive with the Company's EDRAM products. The Company also considers its EDRAM products to be competitive in certain applications with SRAM products, which are manufactured by major corporations, including Alliance Semiconductor Corporation, Cypress Semiconductor Corporation, Integrated Device Technology, Inc., Motorola, Inc., Hitachi, SGS Thomson Microelectronics NV, Toshiba, Fujitsu, Samsung Electronics Co. Ltd., Hyundai Electronics Industries Co. Ltd., Mosel-Vitelic Corporation and LG Semicon Co. Ltd.

The Company's licensees may market products which compete with the Company's FRAM and EDRAM products. Most of the Company's strategic alliance partners have the right to manufacture and sell FRAM or EDRAM products for their own account with or without the payment of royalties, depending upon the terms of their agreements with the Company. For example, as part of its agreements with Hitachi, Rohm, Toshiba and Fujitsu, the Company granted each of those companies a royalty-bearing nonexclusive license to the Company's FRAM technology and know-how, which license includes the right to manufacture and sell products using FRAM technology. The Company has also granted IBM a nonexclusive license to manufacture, produce and sell EDRAM products in unlimited quantities, which license is royalty-free for internal consumption of EDRAM products and royalty-free for external sales up to two times the Company's total sales of EDRAM products. Most of these license agreements provide for the continuation of the licensed rights to Ramtron's FRAM or EDRAM technology and know-how after expiration or termination of the agreements on a royalty-bearing or royalty-free basis. In addition, Racom Systems, Inc. and Intag International Ltd. of Australia, both licensees of the Company's ferroelectric technology for use in RF/ID applications, could compete with the Company for portions of the RF/ID market. To the extent that any of the Company's products achieve market acceptance, there can be no assurance that the Company's competitors will not be able to develop and offer competitive products or implement pricing strategies for FRAM and EDRAM products that could adversely affect the Company's business and operating results. The Company's ability to compete successfully depends on its ability to develop low-cost volume production of its products permitting its products to be sold at a price that is both competitive and profitable to the Company and on its ability to design products which successfully address customer requirements. The Company's ability to compete successfully also depends on factors beyond its control, including the rate at which customers incorporate the Company's products into their own products, the success of such customers in selling their products, the success of the Company's protection of its intellectual property, the success of competitors' products and general market and economic conditions. Many companies are researching and developing semiconductor memory technologies and product configurations that could reduce or eliminate any future competitive advantages of the Company's products. There can be no assurance that the Company's ferroelectric technology will not be supplanted in the future by competing technology or that the Company will have the technical capability or financial resources to be competitive in the semiconductor industry with respect to the design, development or manufacture of either FRAM or EDRAM products.

NATURE OF THE SEMICONDUCTOR INDUSTRY. The semiconductor industry is characterized by rapid technological changes and product obsolescence, price erosion and variations in manufacturing yields and efficiencies. The industry has also experienced wide fluctuations of product supply and demand. During growth periods, there is likely to be a shortage of wafer supply and of product assembly and testing capacity. The industry has recently been allocating significant capital resources to construction of new, and expansion of existing, semiconductor manufacturing facilities. The industry has at times experienced significant downturns, some lasting more than a year, resulting in diminished product demand and decreased prices for semiconductor products, and such downturns may occur in the future as additional production facilities are placed into operation. The semiconductor industry has experienced growth in the past several years, however the demand for semiconductor memory products began to soften dramatically starting in mid-1996 as additional supply came into the market, resulting in a widespread decline in average selling prices which continued throughout 1997. The economic and financial turbulence, including unprecedented currency depreciations, experienced in Asia during the fourth quarter of 1997 and early 1998 could, if such crisis continues or worsens, not only depress market demand for the Company's products generally, but result in delayed payment of, or failure to pay, licensing fees receivables by the Company's licensees and in the delay or cancellation of FRAM product development programs by the Company's strategic licensees, with the consequent delay or loss of the Company's expected access to a portion of the foundry capacity of such licensees. Such delay or cancellation of one or more FRAM product development programs could have a material adverse impact on the Company's business, operating results and financial condition.

PATENTS; RELIANCE ON INTELLECTUAL PROPERTY PROTECTION. The Company relies heavily on its patents and trade secrets as a defense against competitors introducing infringing products that will compete with the Company's FRAM and EDRAM products. Although the Company intends to enforce its patents and trade secrets aggressively, there can be no assurance that such protection will be available or be enforceable in any particular instance or that the Company will have the financial resources necessary to adequately enforce its patent and trade secret rights, and the unavailability or unenforceability of such protection or the inability to enforce adequately such rights could materially adversely affect the Company's business and operating results. In addition to its strategic licensees discussed above, the Company has also granted worldwide licenses to its ferroelectric technology to Seiko Epson Corporation of Japan and Intermetall, Halbleiterwerk der Deutsche ITT Industries GmbH, a subsidiary of ITT Corporation, although the Company has no indication that those licensees are currently pursuing development of FRAM products. Those companies, together with the Company's strategic alliance partners, have access to the Company's proprietary FRAM technology and know-how and have the right, on a royalty-paying or royalty-free basis, to manufacture and sell ferroelectric products. The Company does not license from others any material right covering its ferroelectric technology and does not believe its technology infringes any known patents, subject to final determination of the patent interference proceeding described above. The Company has, however, entered into a cross license agreement with Symetrix Corporation ("Symetrix") for the use by the Company of certain ferroelectric technology that may have been developed by Symetrix, which is not used in the Company's FRAM products. The Company is aware, because others have obtained patents covering numerous semiconductor designs or processes, that the Company operates in a competitive environment in which it would not be unlikely for a third party to claim that certain of the Company's present or future products may infringe the patents or rights of such third parties. If any such infringements exist or arise in the future, the Company may be exposed to liability for damages and may need to obtain licenses relating to third-party technology incorporated into the Company's products. The Company's inability to obtain such licenses on acceptable terms or the occurrence of related litigation could materially adversely affect the Company. The Company was recently granted a patent the Company believes is fundamental in covering the basic architecture and method of operation of its EDRAM products, and the Company has other patents and patent applications involving its EDRAM technology pending.

DEPENDENCE ON KEY PERSONNEL. The Company's future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly the highly skilled design, process, materials and test engineers involved in the development and manufacture of its products and processes.
The competition for such personnel is intense, and the loss of key employees (including executive officers), none of whom has a post-employment noncompetition agreement, could have an adverse effect on the Company. The Company requires its employees to execute confidentiality and non-disclosure agreements when they begin employment with the Company. None of the Company's employees other than L. David Sikes, the Company's Chief Executive Officer, Greg Jones, the Company's President, and Richard L. Mohr, the Company's Chief Financial Officer, has an employment agreement with the Company, and, although the Company has such agreements with such employees, there can be no assurance that the Company can retain them in the future. During 1997, the number of people employed by the Company increased by approximately 14% over 1996.

ENVIRONMENTAL REGULATION. Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases used in the Company's manufacturing processes. The Company believes that it has taken all necessary steps to ensure that its activities comply with all applicable environmental rules and regulations. Although the Company's operations have not been materially impacted by the cost of environmental compliance, there can be no assurance that changes in such environmental rules and regulations will not require additional investments in capital equipment and the implementation of compliance programs in the future. Any failure by the Company to comply with such environmental rules and regulations regarding the discharge of hazardous substances could subject it to serious liabilities and could materially adversely affect its manufacturing operations.

CURRENT MARKET FOR COMMON STOCK. The Company's Common Stock currently trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "RMTR." Although for a period during 1995 the Company did not satisfy the net tangible assets requirement for continued listing on The Nasdaq Stock Market, the Company has since September 1995 maintained compliance with such requirement. If the Company's Common Stock is not traded on The Nasdaq Stock Market or listed on a national securities exchange, a security holder's ability to effectively trade such securities may be limited. During 1997, the Company's stock price experienced significant fluctuations, ranging from a per share high of $9.50 on August 25, 1997 to a low of $4.438 on May 22, 1997.
The Company believes that such volatility may be caused in part by factors unrelated to the Company's operating performance, including stock market conditions affecting stocks of technology companies generally and the number of shares of the Company's common stock available for sale by existing stockholders. The Company expects that such factors, as well as the Company's success in implementing its strategic and business plans and operating results, could continue to affect the market price of its Common Stock in the future.

CONTROL BY EXISTING STOCKHOLDERS; CHANGE IN CONTROL. The Fund, the NTC Liquidating Trust and the Benton Liquidating Trust (successors to Mr. Benton) and certain affiliated investors advised by BEA (the "BEA Holders") are the three largest stockholders of the Company. Based on information available to the Company, as of December 31, 1997, the Fund, the NTC and Benton Liquidating Trusts and the BEA Holders beneficially owned or controlled approximately 21.6%, 17.7% and 11.2%, respectively, of the Company's issued and outstanding shares of Common Stock. Mr. Benton, the Fund, BEA and the Company have also agreed that, for as long as any of Mr. Benton, the Fund or BEA beneficially owns 5% or more of the issued and outstanding shares of Common Stock of the Company, the Company and the other two of such stockholders will use their best efforts to cause a designee of each such 5% stockholder to serve on the Company's Board of Directors. Although the Company is not aware of any agreement among the NTC and Benton Liquidating Trusts, the Fund and BEA to act together (other than as set forth in the immediately preceding sentence), if the NTC and Benton Liquidating Trusts, the Fund and BEA were to act together, they would be able to elect the Company's entire Board of Directors and would have the ability to control the Company and direct its business and affairs. The concentration of ownership of the Company may have the effect of delaying, deferring or preventing a change in control of the Company or, if such shares are sold, may effect a change in control of the Company. The resolution of Mr. Benton's bankruptcy case resulted in the trustee of the NTC and Benton Liquidating Trusts holding shares of the Company formerly owned by Mr. Benton. The trustee has described the business of the trusts as being the liquidation of the trusts' assets in order to distribute the proceeds of such liquidation to the trusts' beneficiaries. Any program by the NTC and Benton Liquidating Trusts to dispose of a substantial amount of their shares of the Company's Common Stock in the open market could have an adverse impact on the market for such Common Stock, as discussed below under "Securities Eligible for Future Sale."

SECURITIES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Company's securities in the public market after the date of this Prospectus, or the availability of such securities for sale in the public market, could materially adversely affect prevailing market prices for the Company's securities, including its Common Stock. As of December 31, 1997, the Company had 37,922,630 shares of Common Stock issued and outstanding. Of these shares, excluding the Shares offered hereby, approximately 19,401,300 shares were either freely tradable without restriction or could be sold pursuant to an effective registration statement under the Securities Act, and approximately 4,538,100 shares (most of which were held by "affiliates" who are subject to Rule 144 notice requirements and volume restrictions) could be publicly sold under Rule 144 promulgated under the Securities Act. Upon the effectiveness of the Registration Statement of which this Prospectus is a part, and as long as such Registration Statement remains effective, (i) an additional 800,000 shares of Common Stock may be sold by the holders thereof from time to time for any reason; (ii) 80,000 shares of Common Stock may be sold by the holders thereof upon exercise of Common Stock Purchase Warrants;
(iii) an indeterminate number of shares of Common Stock issuable upon conversion of 17,425 of the Company's Series A Preferred at conversion rates to be determined by reference to the prices of the Common Stock at future dates may be sold by the holders thereof, and (iv) an indeterminate number of shares issuable upon exercise of 1,742 Series A Preferred Warrants and conversion of the Series A Preferred issuable upon exercise at conversion rates to be determined by reference to the prices of the Common Stock at a future date thereof may be sold by the holders thereof. As of December 31, 1997, approximately 1,403,030 shares of Common Stock were subject to issuance upon exercise of outstanding and exercisable options granted under the Company's stock option plans and, except to the extent that shares issued upon exercise of such options are held by affiliates (who, as noted above, are subject to Rule 144 notice requirements and volume restrictions), will be eligible for immediate resale in the public market upon exercise of such options. As of December 31, 1997, in addition to the Common Stock Purchase Warrants and the Series A Preferred Warrants, approximately 6,989,701 shares of Common Stock were subject to issuance upon exercise of other outstanding and exercisable warrants, all of which are held by affiliates. Subject to the Rule 144 notice requirements and volume restrictions, the shares of Common Stock issuable upon exercise of such warrants will be eligible for immediate resale in the public market upon exercise of such options. In addition, the Company has agreed to use its best efforts to register for resale under the Securities Act any shares of Common Stock issued upon conversion of the indebtedness outstanding under the Fund Credit Facility, if such indebtedness is, at the Fund's option, converted (as of December 31, 1997, 614,266 shares were issuable upon conversion of such indebtedness).

ISSUANCE OF COMMON STOCK. In November 1996, the Company's authorized number of shares of Common Stock was increased from 50,000,000 to 75,000,000. Each additional share of Common Stock authorized by such amendment has the same rights and privileges as each previously authorized share of Common Stock. As of December 31, 1997, 37,922,630 shares were outstanding and 12,178,550 were reserved for issuance pursuant to outstanding warrants, options and conversion of the Fund's indebtedness. The issuance of any newly authorized shares will dilute a stockholder's proportionate equity interest in the Company's Common Stock.

ISSUANCE OF PREFERRED STOCK. The Company has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions of the Preferred Stock, without any vote or action by the Company's stockholders. As of March 2, 1998, 17,425 shares of Series A Preferred were outstanding and 1,742 were reserved for issuance pursuant to the Series A Preferred Warrants. The issuance of additional shares of Preferred Stock by the Company could further affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities having preferential voting, dividend or liquidation rights or having (upon conversion or otherwise) all of the rights appurtenant to Common
Stock.   Additionally, the Company's authority to issue Preferred Stock could be used to discourage attempts by others to obtain control of or acquire the Company by making such attempts more difficult or costly to achieve.

CERTAIN EFFECTS OF CONVERSION OF SERIES A PREFERRED; POTENTIAL COMMON STOCK ADJUSTMENT. In February 1998, the Company completed the Preferred Stock Private Placement of 17,425 shares of Series A Preferred, which entitle the holders thereof to convert such shares into shares of Common Stock. The exact number of shares of Common Stock issuable upon conversion of the Series A Preferred cannot currently be estimated, but such number will vary inversely with the market price of the Common Stock. The holders of Common Stock will be subject to dilution upon conversion of the Series A Preferred. The extent of such dilution will depend on, among other things, the future market prices of the Common Stock and the decisions by holders of shares of Series A Preferred as to when to convert such shares, which will affect, among other things, the number of shares of Series A Preferred issuable as dividends on the Series A Preferred (and ultimately the number of shares of Common Stock issuable upon conversion of all the Series A Preferred). Until the last day of the sixth full calendar month after the date of issuance of the Series A Preferred, the conversion price of such shares is $10 per share. The conversion price of the Series A Preferred as of any date after the six full calendar month period following the date of issuance shall be the lowest trading price of the Common Stock during the twenty-two (22) consecutive trading days immediately preceding the date of conversion, reduced by the "Applicable Percentage." The "Applicable Percentage" is dependent upon the time which has passed from original issuance to the date of measurement, being 7.0% starting on the first day of the seventh month and increasing by one percent in each subsequent month to 15% starting on the first day of the fifteenth month after the date of issuance and continuing until the Series A Preferred is converted. On March 2, 1998, the last reported sales price of the Common Stock on The NASDAQ Stock Market was $5.125 per share. If such market price per share were used to determine the number of shares of Common Stock issuable upon conversion of all the outstanding shares of Series A Preferred (including the shares of Series A Preferred issued or issuable upon exercise of the Series A Preferred Warrants) on a date, after the six full calendar month period following the date of issuance, on which the "Applicable Percentage" discount were 15 %, the Company would issue a total of approximately 4,399,885 shares of Common Stock in respect of the Series A Preferred issued in the Preferred Stock Private Placement. The number of shares of Common Stock issuable upon conversion of the Series A Preferred will increase as the market price of the Common Stock decreases (and decrease as such market price increases). Thus, to the extent the market price per share of Common Stock following such six full calendar month period is lower or higher than $5.125 as of any date on which shares of Series A Preferred are converted, the Company would issue greater or fewer shares of Common Stock than reflected in such estimate, and such difference could be material. The terms of the Series A Preferred do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof. Stock market volatility, whether related to the stock market generally or the Company specifically, and if coincident in time with conversions of Series A Preferred, could impact directly the number of shares of Common Stock issuable upon conversion thereof. Subject to certain exclusions, if the Company issues any shares of Common Stock upon conversion of the Series A Preferred for a conversion price per share which shall be lower than the $4.93 per share purchase price of the Shares sold in the Common Stock Private Placement (such lower price being the "Reset Price"), then the $4.93 per share purchase price of the Shares issued in the Common Stock Private Placement will be adjusted downward so as to equal the Reset Price by issuance of such additional number of shares of Common Stock as is necessary to reduce the effective purchase price of said Shares to the Reset Price. Under certain conditions the Company has the right or the obligation to satisfy conversions of Series A Preferred by payment of cash amounts in lieu of issuance of Common Stock. In such event, there can be no assurance that the Company will have sufficient available cash flow to fund any cash redemption of, or cash conversion in respect of, the Series A Preferred. See "Description of Capital Stock -- Preferred Stock."

Following conversion of the Series A Preferred into shares of Common Stock, the holders of such shares of Common Stock will be subject to limits on resales of such shares to the greatest of: (i) 10% of the average daily trading volume of the Common Stock for the five trading days preceding any such sale date; (ii) 20,000 shares; and (iii) 10% of the trading volume for the Common Stock on the date of any such sale. Such limitations on transfer would limit the ability of an investor to sell shares of Common Stock received upon conversion of the Series A Preferred in excess of such levels in one transaction and delay the time over which an investor could sell its entire holdings of such shares of Common Stock, which could have the effect of depressing the price of Common Stock during such period. See "Description of Capital Stock -- Preferred Stock."

CERTAIN ACCOUNTING EFFECTS OF ISSUANCE OF SERIES A PREFERRED. As indicated above, the Conversion Price of the Series A Preferred as of any date during the six full calendar month period following the date of issuance through August 31, 1998 shall be $10.00. The Conversion Price as of any date after the six full calendar month period following the date of issuance shall be the lowest trading price of the Common Stock during the twenty-two (22) consecutive trading days immediately preceding the date of conversion, reduced by the "Applicable Percentage." The "Applicable Percentage" is dependent upon the time which has passed from original issuance to the date of measurement, being 7.0% starting on the first day of the seventh month and increasing by one percent in each subsequent month to 15% starting on the first day of the fifteenth month after the date of issuance, provided that the maximum Conversion Price shall be the lesser of: (i) 85% of the average of the daily low trade prices of the Common Stock for the fifteenth calendar month after the date of issuance, (ii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-first calendar month after the date of issuance, and (iii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-seventh calendar month after the date of issuance, with the provisions of clauses (i), (ii) and (iii) becoming effective at the end of the fifteenth, twenty-first and twenty-seventh, respectively, calendar months following said date of issuance.

The conversion discount of the Series A Preferred (represented by the effective "Applicable Percentage" described above) is considered to be an additional preferred stock dividend. The maximum discount of 15% (the "guaranteed return") of $3,075,007 is initially recorded as a reduction of preferred stock and an increase to additional paid-in capital. The guaranteed return reduction to preferred stock is accreted, as additional dividends, over 14 months by recording a charge to income available to Common Stockholders and an increase to preferred stock. If conversion occurs before the guaranteed return has been recorded to the income statement, no further income statement charge is necessary. The Company will also record cumulative dividends of $60 per outstanding Series A Preferred share per annum ($1,045,500 annually assuming 17,425 Series A Preferred shares outstanding) as a reduction of income available to Common Stockholders. The earnings per share calculation will show the effect of the guaranteed return (recorded as additional dividends) and annual cumulative dividends recorded to net income available for Common Stockholders.

                                 USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby by the Selling Security Holders.

                            SELLING SECURITY HOLDERS

The following table sets forth: (i) the number of shares of Common Stock beneficially owned by each Selling Security Holder as of March 2, 1998,
(ii) the number of shares of Common Stock to be offered hereby by each Selling Security Holder, and (iii) the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock to be beneficially owned by each Selling Security Holder after completion of the offering. The information set forth below is based on information provided by the Selling Security Holders. None of the Selling Security Holders has had a material relationship with the Company within the past three years, other than as a result of the ownership of the Shares or other securities of the Company.

                        No. of Shares
                      Beneficially Owned                Shares Beneficially
                     Prior to Offering(1)   No. of     Owned After Offering(2)
Name of Selling      -------------------    Shares     -----------------------
Security Holder      Number       %        Offered(1)  Number             %
---------------      ------      ---       ---------   ------            ---
DFA Group Trust-    419,000      1.1       419,900        0               0
Small Company
Subtrust

US 9-10 Small       219,200       *        219,200        0               0
Company
Portfolio

DFA Group Trust-    160,900       *        160,900        0               0
6-10 Subtrust

Linda S. Cappello    18,000       *         18,000        0               0

Gerard K. Cappello   12,000       *         12,000        0               0

Lawrence K.          10,000       *         10,000        0               0
Fleischman

Jonathan             10,000       *         10,000        0               0
Davidson

James W.             15,000       *         15,000        0               0
Montgomery
Living Trust

Kim                  15,000       *         15,000        0               0
Enterprises, LP

ProFuture Fund      114,784       *        114,784        0               0
Management, Inc(3)

ELARA Ltd.(3)       573,921      1.5       573,921        0               0

Deere Park          746,097      1.9       746,097        0               0
Capital
Management, LLC(3)

Crisostomo B.        45,914       *         45,914        0               0
Garcia Trust(3)

Laredo Capital       22,957       *         22,957        0              0
Partners(3)

LICAP                34,435       *         34,435        0              0
Partners(3)

SIL Nominees        229,568       *        229,568        0              0
Ltd.(3)

Alfred Romano(3)     11,478       *         11,478        0              0

Earl E.              22,957       *         22,957        0              0
Gales, Jr.(3)

Triton Capital      114,784       *       114,784         0              0
Holdings, Ltd.(3)

JMG Capital         114,784       *       114,784         0              0
Partners, LP(3)

Lisa G. Shine(3)      5,739       *         5,739         0              0

Loretta Hirsh         5,739       *         5,739         0              0
Shine(3)

Paul                 22,957       *        22,957         0              0
Rajewski(3)

Fayerweather         45,914       *        45,914         0              0
Associates(3)

Anvil                57,392       *        57,392         0              0
Investment
Partners, LP(3)

Lawrence Kaplan      22,957       *        22,957         0              0
& Helaine Kaplan
J/T(3)

Jerry                11,478       *        11,478         0              0
Kaplan(3)

Stanley A.           22,957       *        22,957         0              0
Kaplan(3)

Robert & Ellen       11,478       *        11,478         0              0
Deutschman
Family Trust(3)

Peter J.             57,392       *        57,392         0              0
Cocoziello(3)

Ronald H.            11,478       *        11,478         0              0
Means(3)

Jonathan              5,739       *         5,739         0              0
Thomas(3)

Schotz/Wheeler        5,739       *         5,739         0              0
Family Trust(3)

KEYWAY              459,137      1.2      459,137         0              0
Investments,
Ltd.(3)

Kris Melling(3)      18,478       *        11,478       7,000            *

Real A               13,774       *        13,774         0              0
Rouillard(3)

Joseph M.            20,478       *        11,478       9,000            *
Fitzgerald(3)

George R.            16,478       *        11,478       5,000            *
Wong(3)

CC Investments,     688,705      1.8      688,705         0              0
LDC(3)

Nancy A.              3,444       *         3,444         0              0
Aossey(3)

PRIF, LP(3)         229,568       *       229,568         0              0

Offense Group       114,784       *       114,784         0              0
Associates, LP(3)

Kayne Anderson      114,784       *       114,784         0              0
Non-Traditional
Investments,
LP(3)

Gerard K.            11,478       *        11,478        0               0
Cappello(3)

Alexander L.         11,478       *        11,478        0               0
Cappello(3)

------------

*  Less than one percent.

(1) The actual number of shares of Common Stock shown as beneficially owned and offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Preferred Stock by reason of the floating conversion price mechanisms thereof, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock in order to prevent dilution, all in accordance with Rule 416 under the Securities Act.

(2) For each Selling Security Holder, assumes that all of the Shares covered by the Prospectus are sold or otherwise disposed of and that no other shares are acquired or sold by the Selling Security Holders.

(3) The number of shares of Common Stock shown above as beneficially owned by such Selling Security Holder represents an estimate of the number of shares of Common Stock issuable to such Selling Security Holder upon (i) conversion of the shares of Series A Preferred or (ii) conversion of the up to 1,742 shares of Series A Preferred issuable upon exercise of the Series A Preferred Warrants, as the case may be. The actual number of shares of Common Stock to be issued upon conversion of the Series A Preferred, as well as the corresponding percentages of beneficial ownership, could be materially less or more than the amounts and percentages estimated in this table, depending upon factors which cannot be predicted at this time, including, among others, the actual conversion price of the Series A Preferred and the decisions by holders of the Series A Preferred as to when to convert such securities. For purposes of this table, the number of shares of Common Stock shown as beneficially owned prior to the offering by each holder of the Series A Preferred Stock and Series A Preferred Warrants is an estimate that assumes a Series A Preferred conversion price of $4.356 per share (which is equal to 85% of the reported closing price per share of Registrant's Common Stock as reported by the Nasdaq National Stock Market on March 2, 1998).

                        DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company is comprised of 85,000,000 shares, of which 75,000,000 shares have been designated Common Stock, $0.01 par value, and 10,000,000 shares have been designated Preferred Stock, $0.01 par value.

COMMON STOCK. As of December 31, 1997, there were 37,922,630 shares of Common Stock issued and outstanding which were held of record by approximately 2,408 stockholders. The holders of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights and preferences of the Series A Preferred and any other Preferred Stock which may be outstanding in the future, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of the Series A Preferred and any other Preferred Stock then outstanding. There are no cumulative voting rights and no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

The Company has outstanding Common Stock Purchase Warrants entitling the holders to purchase 80,000 shares of Common Stock at $4.93 per share expiring December 23, 2002 pursuant to the Common Stock Private Placement. The Common Stock Purchase Warrants are subject to customary antidilution adjustments. In addition, approximately 1,403,030 shares of Common Stock are subject to issuance upon exercise of outstanding and exercisable options granted under the Company's stock option plans, and approximately 6,989,701 shares of Common Stock are subject to issuance upon exercise of outstanding and exercisable warrants at an exercise price $4.15 per share expiring August 31, 2000.

The Company has agreed with the purchasers of the Shares issued in the Common Stock Private Placement, among other matters, that if, during the twelve-month period following December 23, 1997, the Company shall sell any shares of Common Stock, or issue any shares of Common Stock upon conversion of the Series A Preferred at any time, in each case for a selling or conversion price per share which shall be lower than the $4.93 per share purchase price of the Shares sold in the Common Stock Private Placement (such lower price being the "Reset Price"), then such $4.93 per share purchase price will be adjusted downward by issuance of such additional number of shares of Common Stock, or in certain instances by such cash refund to the investors, as is necessary to reduce the effective purchase price to the Reset Price. Issuance of Shares upon conversion or exercise of convertible securities, options or warrants outstanding on December 23, 1997, of which the conversion or exercise price was fixed at that date, and of options or warrants issued pursuant to stockholder approved employee benefit or incentive plans are excluded from the Reset Price obligation. The Company also agreed with the purchasers of the Shares issued in the Common Stock Private Placement to register such Shares and the Shares issuable upon exercise of the Common Stock Purchase Warrants, for resale under the Securities Act, no later than 120 days after the Closing of the Common Stock Private Placement. Any delay in having the related registration statement declared effective by the Commission beyond the applicable period will result in the payment by the Company to each holder, in cash, of 3% of the total purchase price of the Common Stock issued in the Common Stock Private Placement for each 30-day period of the delay (pro rated for any shorter period). Upon the effectiveness of the Registration Statement of which this Prospectus is a part within such 120-day period, no such penalties are payable by the Company.

PREFERRED STOCK. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and rights thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of shares of Preferred Stock, including the Series A Preferred, may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting power and other rights of Common Stock. As of the date of this Prospectus, 29,000 shares of the authorized Preferred Stock have been designated as the Series A Preferred, of which 17,425 shares are issued and outstanding and 1,742 shares are subject to Series A Preferred Warrants, none of which have been exercised. The outstanding Series A Preferred Warrants are exercisable to purchase a total of 1,742 shares of Series A Preferred at a price of $1,000 per share and expire on February 25, 2003. The Series A Preferred Warrants are subject to customary antidilution adjustments.

SERIES A PREFERRED. The Series A Preferred has a liquidation preference (the "Liquidation Preference") of $1,000 per share, plus accumulated and unpaid dividends and any amounts due but unpaid pursuant to the Company's agreement to pay certain penalties to the holders of the Series A Preferred if the Company shall fail to cause to become effective within a specified period under the Securities Act a registration statement covering all shares of Common Stock issuable upon conversion of the Series A Preferred. The Series A Preferred ranks prior to all other classes of equity securities of the Company, including the Common Stock, as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Each share of Series A Preferred is entitled to receive cumulative dividends at the rate of $60.00 per share per annum, payable in additional shares of Series A Preferred valued at $1,000 per share, when and as declared by the Company's Board of Directors. Such dividends shall accrue from day to day whether or not declared. Upon any conversion of the Series A Preferred, dividends not previously paid shall be paid in respect of the shares of Series A Preferred being converted and the shares of the Series A Preferred issued in payment of such dividends shall also be simultaneously converted into Common Stock.

A consolidation or merger of the Company with or into any other corporation, or sale of all or substantially all of the assets of the Company (a "Change in Control Transaction"), will, at the option of the holders of the Series A Preferred, be deemed a liquidation if the shares of stock of the Company (along with all derivative securities) outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or the acquiror of the Company's assets in the case of a sale of assets). In such event, the holders of the Series A Preferred will be entitled to receive, in cash, upon the occurrence of such transaction an amount per share equal to the Liquidation Preference. Such option shall not apply to a business combination in which substantially all the Common Stock of the Company is converted into or exchanged for voting common stock of the corporation surviving such business combination, if (i) such common stock of the surviving corporation is listed and traded on the NASDAQ National Market or the New York Stock Exchange and
(ii) the Board of Directors of the Company determines in good faith that the conversion rights and other rights and preferences of the Series A Preferred are preserved and not rendered of less value by the terms of such business combination.

All outstanding shares of the Series A Preferred, including any accrued dividends thereon, shall be automatically converted into Common Stock on the fifth anniversary of the date of issuance of the Series A Preferred at the Conversion Price (as hereinafter defined) in effect on such anniversary date. Commencing the earlier of (i) three calendar months after the date of issuance and (ii) the date that a registration statement registering the shares of Common Stock issuable upon conversion of the Series A Preferred (including such shares issuable upon exercise of the Series A Preferred Warrants) is declared effective by the Securities and Exchange Commission, each holder of Series A Preferred shall be entitled to convert, in any calendar month on a cumulative basis following such commencement date, at least 20% and up to 50% (depending upon the price at which the Common Stock is trading) of the number of shares of Series A Preferred held of record by such holder on such day. Notwithstanding the foregoing, all the Series A Preferred will be fully convertible upon the happening of certain events, including a Change in Control Transaction (whether or not the holders of Series A Preferred deem such event to be a liquidation); the filing under any bankruptcy or similar law for the relief of debtors by or against the Company; the failure or unwillingness of the Company's independent auditors to issue a customary opinion on the Company's financial statements within 90 days after the end of the Company's fiscal year or the issuance of such opinion subject to a "going concern" qualification; the failure of the Common Stock to be listed on either the NASDAQ National Market or the New York Stock Exchange; or the occurrence of a material breach by the Company of any of its obligations under the Preferred Stock Investment Agreements pursuant to which the Series A Preferred was originally issued, which breach has a material adverse effect on the holders of the Series A Preferred.

The number of shares of Common Stock issuable upon conversion of shares of Series A Preferred will equal the Liquidation Preference of the shares being converted divided by the then-effective conversion price applicable to the Common Stock (the "Conversion Price"). The Conversion Price as of any date during the six full calendar month period following the date of issuance shall be $10.00. The Conversion Price as of any date after the six full calendar month period following the date of issuance shall be the lowest trading price of the Common Stock during the twenty-two (22) consecutive trading days immediately preceding the date of conversion, reduced by the "Applicable Percentage." The "Applicable Percentage" is dependent upon the time which has passed from original issuance to the date of measurement, being 7.0% starting on the first day of the seventh month and increasing by one percent in each subsequent month to 15% starting on the first day of the fifteenth month after the date of issuance, provided that the maximum Conversion Price shall be the lesser of: (i) 85% of the average of the daily low trade prices of the Common Stock for the fifteenth calendar month after the date of issuance, (ii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-first calendar month after the date of issuance, and (iii) 85% of the average of the daily low trade prices of the Common Stock for the twenty-seventh calendar month after the date of issuance, with the provisions of clauses
(i), (ii) and (iii) becoming effective at the end of the fifteenth, twenty-first and twenty-seventh calendar months, respectively, following said date of issuance. The Conversion Price is at all times also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers affecting the Common Stock. No holder of Series A Preferred will be entitled to convert any share of Series A Preferred into shares of Common Stock if, following such conversion, the holder and its affiliates (within the meaning of the Exchange Act) will be the beneficial owners (as defined in Rule 13d-3 thereunder) of 10% or more of the outstanding shares of Common Stock.

Following conversion of the Series A Preferred into shares of Common Stock, the holders of such shares of Common Stock have agreed to limits on resales of such shares on any trading day to the greatest of: (i) 10% of the average daily trading volume of the Common Stock for the five trading days preceding any such sale; (ii) 20,000 shares; or (iii) 10% of the trading volume for the Common Stock on the date of any such sale. Each of such holders has also agreed that it and its affiliates will not (subject to certain exceptions) engage in any short sales, swaps, purchasing of puts or other hedging activities that involve the direct or indirect use of Common Stock to hedge its investment in the Series A Preferred. Furthermore, the Company has the right, subject to certain conditions, if the Conversion Price falls below a price designated by the Company upon proper notice (the "Green Floor
Price"), to honor any conversion request, if at a Conversion Price lower than the Green Floor Price then in effect by a cash payment in lieu of the issuance of Common Stock in an amount equal to the proceeds which would otherwise have been received by the holder if conversion were in fact made into shares of Common Stock and such shares were sold at the high trade price on the date that the conversion notice is given (the "Green Floor Conversion"). The Company is not obligated to issue, in the aggregate, more than 7,420,000 shares of Common Stock if issuance of a larger number of shares would constitute a breach of the Rules of The Nasdaq Stock Market, Inc. (the "Nasdaq Rules"). If, however, stockholder approval of the Preferred Stock Private Placement is not received by June 30, 1998, the Company will be obligated to redeem, at a price of 110% of the Liquidation Preference, a sufficient number of shares of Series A Preferred which, in its reasonable judgment, will permit conversion of the remaining shares of Series A Preferred without breaching the Nasdaq Rules. Any default in payment of such redemption price will cause such redemption amount to accrue interest at the rate of 0.0005% per day until paid. In addition, if the issuance of Common Stock upon conversion of any shares of Series A Preferred submitted for conversion would otherwise constitute a breach of the Nasdaq Rules, then the Company has agreed to honor such conversion request by exercise of the Green Floor Conversion with respect to such shares of Series A Preferred in lieu of issuing Common Stock.

The Company intends to seek the approval of its stockholders of the Preferred Stock Private Placement issuance to satisfy the stockholder approval requirements undertaken for the benefit of the holders Series A Preferred in connection with the Preferred Stock Private Placement. The Company presently expects that this approval will be sought at its 1998 annual meeting of stockholders. The Company's executive officers, directors and stockholders holding 21% of the Company's outstanding Common Stock have agreed to vote their respective shares in favor of the Preferred Stock Private Placement and have given the Company's Chief Executive Officer their proxies to vote their respective shares in favor of approving the Preferred Stock Private Placement.

The Company has agreed to register the shares of Common Stock issuable upon conversion of the Series A Preferred, including upon conversion of shares payable as dividends thereon and shares issuable upon exercise of the Series A Preferred Warrants, for resale under the Securities Act no later than 120 days after original issuance. Any delay in having the related registration statement declared effective by the Commission beyond the applicable period will result in the payment by the Company to each holder, in cash, of 3% of the total purchase price of the Series A Preferred for each 30-day period of the delay (pro rated for any shorter period). Upon the effectiveness of the Registration Statement of which this Prospectus is a part within such 120-day period, no such penalties are payable by the Company.

The placement agents for the Preferred Stock Private Placement were Cappello Capital Corp. and CEA Montgomery Media, L.L.C. (the "Placement Agents"). In partial consideration for placing such securities, the Company agreed to issue to the Placement Agents or their affiliates 1,742 Series A Preferred Warrants (subject to the same anti-dilution protections as are applicable to the Series A Preferred). Such warrants are exercisable for a period of five years to purchase shares of Series A Preferred at an exercise price of $1,000. The Company is obligated to register the shares of Common Stock issuable upon conversion of the Series A Preferred received upon exercise of the Series A Preferred Warrants for resale under the Securities Act and is doing so by the registration statement of which this Prospectus is a part.

Except for the right to consent or not to actions by the Company to (i) modify its Certificate of Incorporation or Bylaws so as to amend or change any of the rights, preferences or privileges of the Series A Preferred, (ii) authorize or issue any other equity security senior to or ranking on parity with the Series A Preferred, or (iii) pay any dividends in cash or property on, or purchase or otherwise acquire for value, any Common Stock or other equity security of the Corporation either junior to or on a parity with the Series A Preferred (except from current or retained earnings or from the net proceeds of sales of equity securities and except for purchases of Common Stock from terminating or retiring employees pursuant to the terms of employee benefit plans in an aggregate amount not greater than $1 million), and except as otherwise provided by applicable law, holders of shares of Series A Preferred have no voting rights.

                            PLAN OF DISTRIBUTION

The Shares offered hereby are being offered directly by the Selling Security Holders. The Company will receive no proceeds from the sale of the Shares. The Selling Security Holders have advised the Company that the sale or distribution of the Shares may be effected directly to purchasers by the Selling Security Holders or by pledgees, donees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq National Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Shares. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holder or by agreement between the Selling Security Holder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Security Holders effect such transactions by selling Shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or from purchasers of Shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

The Selling Security Holders and any brokers, dealers, agents or other persons who participate in the sale or distribution of the Shares offered hereby from time to time may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons, and any profits received on resale of the Shares offered hereby, may be deemed to be underwriting compensation under the Securities Act.

Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Company has informed the Selling Security Holders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to purchases and sales of the Shares by the Selling Security Holders, and that there are restrictions on market-making activities by person engaged in the distribution of the Shares. The Company has also advised the Selling Security Holders that if a particular offer of Shares is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.

The Company has agreed to pay all expenses (other than commissions and discounts of underwriters, brokers, dealers or agents and fees and expenses of counsel and other advisors to the Selling Security Holders) in connection with the registration and sale of the Shares being offered hereby.

                                LEGAL MATTERS

The validity of the shares of the Company's Common Stock offered hereby will be passed upon for the Company by Coudert Brothers, Los Angeles, California.

                                   EXPERTS

The financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

===========================================================================
No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                        TABLE OF CONTENTS
Available Information . . . . . . . . . . . . . . . . . . .  3
Additional Information  . . . . . . . . . . . . . . . . . .  3
Incorporation of Certain Documents by Reference . . . . . .  3
Special Cautionary
Notice Regarding Forward-Looking Statements . . . . . . . .  4
The Company . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . .  4
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . 15
Selling Security Holders  . . . . . . . . . . . . . . . . . 16
Description of Capital Stock  . . . . . . . . . . . . . . . 18
Plan of Distribution  . . . . . . . . . . . . . . . . . . . 21
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . 22
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . 22

                              --------------------

                                8,358,346 Shares

                       RAMTRON INTERNATIONAL CORPORATION

                                 COMMON STOCK

                                  PROSPECTUS

                                March 9, 1998

==============================================================================

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) in connection with the sale and distribution of the securities being registered. All the amounts shown are estimates except for the SEC registration fee.

          SEC registration fee                  $12,649
          Accounting fees and expenses           $2,000
          Legal fees and expenses               $40,000
          Miscellaneous expenses                $10,000
                                                -------
             Total                              $64,649
                                                =======

The Company has agreed to pay all expenses (other than commissions discounts of underwriters, brokers, dealers or agents and fees and expenses of counsel and other advisors to the Selling Security Holders) in connection with the registration and sale of the shares being offered hereby.

Item 15.  Indemnification of Directors and Officers

The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors to the fullest extent permitted by the Delaware General Corporation Law for monetary damages arising from a breach of their fiduciary duty as directors. Such limitation does not affect such liability: (i) for any breach of a director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which a director derived an improper personal benefit.

The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company also maintains on behalf of its directors and officers insurance protection against certain liabilities arising out of the discharge of their duties.

In an Indemnification Agreement entered into between Oren L. Benton, a principal stockholder and former director of the Company, and George J. Stathakis, a director of the Company, in March 1990, Mr. Benton agreed to indemnify Mr. Stathakis against all expenses, liabilities and other items referred to in Section 145 of the Delaware General Corporation Law and against certain other expenses incurred in connection with derivative actions if Mr. Stathakis is a party to such actions or is threatened to be made a party to such actions by reason of his being a director, officer, employee or agent of the Company. The Company has not determined what effect, if any, Mr. Benton's bankruptcy had on such agreement.

In a Consulting Agreement entered into in January 1990 among the Fund, William G. Tull, a director of the Company, and WGT Associates, Inc., the Fund agreed to indemnify Mr. Tull with respect to claims made by third parties against Mr. Tull as the Fund's designated nominee on the Company's Board of Directors, provided that such claims may not involve either a breach of fiduciary responsibility under the Employee Retirement and Income Security Act of 1974 or liability for willful misconduct, bad faith or negligence.
Pursuant to a Stock and Warrant Purchase Agreement entered into between the Company and the Fund in March 1989 (the "1989 Fund Purchase Agreement"), the Company also agreed to indemnify the Fund and its affiliates, including consultants to the Fund such as Mr. Tull, with respect to claims made by third parties arising out of the 1989 Fund Purchase Agreement, provided that the Company is not required to indemnify Mr. Tull for claims relating to:
(i) Mr. Tull's violation of securities laws or a knowing violation of other laws, (ii) an agreement to which Mr. Tull and the third-party claimant are parties or (iii) the fiduciary duties of Mr. Tull to the third-party claimant.

The Company has also obtained directors and officers liability insurance.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit Number

4.1 Certificate of Designation, Preferences, Rights and Limitations of Series A Convertible Preferred Stock(1)

4.2     Form of Common Stock Purchase Agreement

4.3     Form of Common Stock Purchase Warrant

4.4     Form of Preferred Stock Investment Agreement(1)

4.5     Form of Preferred Stock Purchase Warrant(1)

5.1     Opinion of Coudert Brothers

23.1    Consent of Arthur Andersen LLP

23.2    Consent of Coudert Brothers (included in Exhibit 5.1)

------------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on March 4, 1998.

Item 17.  Undertakings

The Company hereby undertakes:

     to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

Provided, however, That paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

The Company hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The Company hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Company hereby undertakes that, for the purpose of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Company hereby undertakes that, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

The Company hereby undertakes that, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on March 9, 1998.


                                             RAMTRON INTERNATIONAL CORPORATION

                                            By: /S/ L. David Sikes
                                               -------------------------------
                                               L. David Sikes
                                               Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints L. David Sikes and Richard L. Mohr, or either of them, his attorneys-in-fact and agents, each with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite and necessary to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature                       Title                               Date
--------------------------      ----------------------------    --------------

/S/ L. David Sikes
--------------------------      Chairman and Chief Executive       3-09-98
L. David Sikes                  Officer

/S/ George J. Stathakis
--------------------------      Director                           3-09-98
George J. Stathakis

/S/ William G. Howard
-------------------------       Director                           3-09-98
William G. Howard

/S/ William G. Tull
-------------------------       Director                           3-09-98
William G. Tull

/S/ L. T. Womack
-------------------------       Director                           3-09-98
L. T. Womack

/S/ Michael L. Rothschild
-------------------------       Director                           3-09-98
Michael L. Rothschild

/S/ Greg B. Jones
-------------------------       Director, President and            3-09-98
Greg B. Jones                   Chief Operating Officer

/S/ Richard L. Mohr
-------------------------       Executive Vice President and       3-09-98
Richard L. Mohr                 Chief Financial Officer